EXHIBIT 22
LIST OF SUBSIDIARY ISSUERS OF GUARANTEED SECURITIES
The Company has fully, unconditionally and irrevocably guaranteed debt securities on a senior unsecured basis from the following 100%-owned indirect finance subsidiaries of the Company: Whirlpool EMEA Finance S.à r.l., a Luxembourg company, and Whirlpool Finance Luxembourg S.à r.l., a Luxembourg company.

Name of Subsidiary Issuer	Jurisdiction
Whirlpool EMEA Finance S.à r.l.	Luxembourg
Whirlpool Finance Luxembourg S.à r.l.	Luxembourg